

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 31, 2015

<u>Via E-mail</u>
Philip P. Conti
Chief Financial Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

     Re: EQT Corporation
             Form 10-K for Fiscal Year Ended
             December 31, 2014
             Filed February 12, 2015
             File No. 1-03551

Dear Mr. Conti:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief
               Office of Natural Resources